FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report dated June 29, 2005

The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of March 31, 2005. As a result of Mexican inflation during the first three months of 2005, the purchasing power of one peso as of December 31, 2004 is equivalent to the purchasing power of 0.9928 pesos as of March 31, 2005. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 20-F”), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2004 20-F is presented in constant pesos as of December 31, 2004.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos,” “P.” or “Ps.” are to the lawful currency of Mexico. References herein to “real” or “reais” are to the lawful currency of Brazil.

This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see “Item 3—Key Information—Risk Factors” in our 2004 20-F.

Consolidated Results for the First Quarter of 2005

During the first quarter of 2005, our results included the results of a number of companies that that were not consolidated during the first quarter of 2004, including Embratel Participações S.A., or Embratel (consolidated August 1, 2004), Techtel-LMDS Comunicaciones Interactivas, S.A. (consolidated May 1, 2004), Metrored Telecomunicaciones S.R.L. (consolidated July 1, 2004) and Chilesat Corp. S.A. (consolidated July 1, 2004). Our first quarter results also included the results of the subsidiaries we acquired from AT&T Latin America Corp., which we consolidated on March 1, 2004.

During the first quarter of 2005, our consolidated revenues increased by 27.8% compared to the first quarter of 2004, totaling Ps.39,037 million. The increase was primarily due to the consolidation of our non-Mexican subsidiaries in 2004, particularly Embratel. Mexican operations contributed Ps.29,957 million, or 76.7%, to consolidated revenues. Domestic long distance revenues increased 103.8% in the first quarter of 2004 due to the consolidation of long distance revenues amounting to Ps.8,949 million from Embratel and represented 22.9% of total consolidated revenues. Revenues from corporate networks increased 74.8%, totaling Ps.4,354 million in the quarter. Consolidated revenues from Internet services, which includes both dial-up and broadband, increased 55%, totaling Ps.2,471 million. Of our total revenues, voice revenues represented 79.4% and data transmission revenues represented 17.5%.

During the first quarter of 2005, our operating costs and expenses increased by 34% compared to the first quarter of 2004, totaling Ps.27,416 million. This increase was due to the inclusion of the results of our non-Mexican subsidiaries. Transport and interconnection costs increased 106.5% in the first quarter, despite a decrease in the “calling party pays” rate in Mexico. Of total costs and expenses, transport and interconnection costs represented 25.2%, cost of sales and services represented 27.9% and commercial, administrative and general expenses represented 23.6%.

Operating income increased 15.3% compared to the first quarter of 2004, and our operating margin was 29.8%.

Comprehensive financing cost increased by Ps.838 million in the first quarter of 2005. The increase reflects net interest expense of Ps.745 million, including hedging expense, and an exchange loss of Ps.572 million, as a result of the depreciation of the peso by 0.3% against the U.S. dollar and of the real by 0.4% against the U.S. dollar, partially offset by a net monetary gain of Ps.479 million.

Majority net income increased 9.7% compared to the first quarter of 2004, totaling 6,292 million. Earnings per share for the first quarter, based on the number of shares outstanding at period end, were Ps.0.54, and earnings per ADR were U.S.$0.96.

Our capital expenditures totaled U.S.$270 million in the first quarter of 2005. In Mexico, we invested U.S.$172 million in our data and Internet businesses. Investments at Embratel totaled U.S.$82 million, including approximately U.S.$23 million in the satellite business. For the rest of our operations in Latin America, we applied nearly U.S.$16 million to the development of the infrastructure of various subsidiaries.

On March 19, 2005, we made our last dividend payment of Ps.0.17 per share for the dividend we declared in 2004, for which we paid Ps.1,985 million. During the quarter, we used Ps.3,383 million to repurchase 158,729,280 of our own shares.

Total debt rose to the equivalent of U.S.$9.266 billion compared with U.S.$6.001 billion at March 31, 2004. The increase of U.S.$3.265 billion was due mainly to the consolidation of U.S.$1.151 billion of debt at Embratel and to our issuance of U.S.$1.750 billion of senior notes due 2010 and 2015. Of total debt, 24.1% is short-term, 88% is denominated in a foreign currency (35.7% considering hedges) and 49.5% carries a fixed rate (61.4% considering interest rate swaps). At March 31, 2005, we carried out interest rate swaps for Ps.12,390 million, producing a new fixed rate of 9.2% and currency hedges for U.S.$4.845 billion, of which 96% is related to hedges of pesos to dollars and 4% to hedges of reais to dollars.

During the first quarter, we repurchased U.S.$301 million of our U.S.$1.5 billion principal amount of Senior Notes due 2006 in the open market.

The tables below summarize our consolidated results as of and for the three-month period ended March 31, 2005.

	As of and for the three months ended March 31,
	2005		2004		% Inc.
	(millions of constant Mexican pesos as of March 31, 2005)
Income Statements (in accordance with Mexican GAAP)
Revenues
Local service	Ps.	14,240	Ps.	14,059	1.3
Domestic long distance service		8,949		4,392	103.8
International long distance service		3,204		2,370	35.2
Interconnection		4,598		4,566	0.7
Corporate networks		4,354		2,491	74.8
Internet		2,471		1,595	55.0
Other		1,221		1,077	13.5

Total		39,037		30,550	27.8

Costs and Expenses
Cost of sales and services		7,653		7,225	5.9
Commercial, administrative and general expenses		6,466		4,621	39.9
Transport and interconnection		6,912		3,347	106.5
Depreciation and amortization		6,385		5,274	21.1

Total		27,416		20,467	34.0

Operating income		11,621		10,083	15.3
Comprehensive financing cost (product)
Net interest		745		1,073	(30.5)
Exchange loss (gain), net		572		(330)	(273.2)
Monetary gain, net		(479)		(705)	(32.0)

Total		838		38	(* )

Income before tax and employee profit sharing		10,783		10,045	7.3

Provisions for income tax and employee profit sharing		4,268		4,280	(0.3)

Income before equity interest in net loss of affiliates and minority interest		6,515		5,765	13.0
Equity interest in net loss of affiliates		(19)		(30)	(35.1)
Minority interest		(204)		—	NA

Net income	Ps.	6,292	Ps.	5,735	9.7

Operating margin (%)		29.8		33.0	(3.2)

(*)	Percentage higher than 1,000%

	As of March 31,
	2005		2004
	(millions of constant Mexican pesos as of March 31, 2005)
Consolidated Balance Sheets (in accordance with Mexican GAAP)
Assets
Cash and cash equivalents	Ps.	30,420	Ps.	10,039
Other current assets		44,517		32,820
Plant, property and equipment, net		149,175		125,560
Other assets		5,659		2,874
Goodwill		7,499		52
Net projected asset		24,734		24,047
Deferred taxes		5,494		—

Total assets	Ps.	267,498	Ps.	195,392

Liabilities
Current portion of long-term debt	Ps.	25,185	Ps.	19,867
Other current liabilities		34,099		20,880
Long-term debt		79,464		49,956
Labor obligations		1,727		—
Deferred taxes		17,718		21,008

Total liabilities	Ps.	158,193	Ps.	111,711

Stockholders’ equity
Majority stockholders’ equity		95,612		83,681
Minority interest		13,693		—

Total stockholders’ equity		109,305		83,681

Total liabilities and stockholders’ equity	Ps.	267,498	Ps.	195,392

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Date: June 29, 2005	By:	/s/ Adolfo Cerezo Pérez
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer